As filed with the Securities and Exchange Commission on October 9, 2007
Securities Act File No. 333-142879

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-2
(Check appropriate box or boxes)

☐	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐	Pre-Effective Amendment No.

☑	Post-Effective Amendment No. 1

Main Street Capital Corporation
(Exact name of registrant as specified in charter)

1300 Post Oak Boulevard, Suite 800
Houston, TX 77056
(Address of principal executive offices)

Registrant’s telephone number, including area code:
(713) 350-6000

Vincent D. Foster
Chief Executive Officer
Main Street Capital Corporation
1300 Post Oak Boulevard, Suite 800
Houston, TX 77056
(Name and address of agent for service)

COPIES TO:

Steven B. Boehm, Esq.
Harry S. Pangas, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, DC 20004
(202) 383-0100
(202) 637-3593 — Facsimile

Approximate date of proposed public offering:  As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☐

EXPLANATORY NOTE AND INCORPORATION BY REFERENCE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-142879) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing amended exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-2. This Post-Effective Amendment No. 1 does not change the form of prospectus filed pursuant to Rule 497 under the Securities Act and declared effective on October 4, 2007. As permitted by Rule 462(d), this Post-Effective Amendment No. 1 shall become effective upon filing with the SEC.

PART C

Other Information

Item 25.	Financial Statements And Exhibits

(1) Financial Statements

The following financial statements of Main Street Capital Corporation (the “Registrant” or the “Company”) are included in Part A of this Registration Statement:

	Page

Report of Independent Registered Public Accounting Firm	F	-2
Combined Balance Sheets — June 30, 2007, December 31, 2006 and December 31, 2005	F	-3
Combined Statements of Operations — For the Six Months ended June 30, 2007 and June 30, 2006, and for the Years Ended December 31, 2006, 2005 and 2004	F	-4
Combined Statements of Changes in Members’ Equity and Partners’ Capital — For the Six Months ended June 30, 2007, and for the Years Ended December 31, 2006, 2005 and 2004	F	-5
Combined Statements of Cash Flows — For the Six Months ended June 30, 2007 and June 30, 2006, and for the Years Ended December 31, 2006, 2005 and 2004	F	-6
Combined Schedule of Investments as of June 30, 2007, December 31, 2006 and December 31, 2005	F	-7
Notes to Combined Financial Statements	F	-17
Schedule 12-14 — Schedule of Investments in and Advances to Affiliates	F	-33

(2) Exhibits

(a)	Articles of Amendment and Restatement of the Registrant*
(b)	Amended & Restated Bylaws of the Registrant*
(c)	Not Applicable
(d)	Form of Common Stock Certificate**
(e)	Form of Dividend Reinvestment Plan**
(f)(1)	Debentures guaranteed by the SBA**
(g)(1)	Form of Amended and Restated Advisory Agreement by and between Main Street Capital Partners, LLC and Main Street Mezzanine Fund, LP**
(g)(2)	Advisory Agreement by and between Main Street Capital Partners, LLC and Main Street Capital II, LP**
(h)	Form of Underwriting Agreement**
(i)(1)	Equity Incentive Plan**
(j)	Custodian Agreement**
(k)(1)	Form of Employment Agreement by and between the Registrant and Todd A. Reppert**
(k)(2)	Form of Employment Agreement by and between the Registrant and Rodger A. Stout**
(k)(3)	Form of Employment Agreement by and between the Registrant and Curtis A. Hartman**
(k)(4)	Form of Employment Agreement by and between the Registrant and Dwayne L. Hyzak**
(k)(5)	Form of Employment Agreement by and between the Registrant and David L. Magdol**
(k)(6)	Agreement and Plan of Merger by and between Main Street Capital Corporation and Main Street Mezzanine Fund, LP**
(k)(7)	Exchange Agreement by and between Main Street Capital Corporation and Main Street Capital Partners, LLC**
(k)(8)	Exchange Agreement by and between Main Street Capital Corporation and Main Street Mezzanine Management, LLC**
(k)(9)	Amendment to Agreement and Plan of Merger by and between Main Street Capital Corporation and Main Street Mezzanine Fund, LP**

(k)(10)	Amendment to Exchange Agreement by and between Main Street Capital Corporation and Main Street Capital Partners, LLC**
(k)(11)	Amendment to Exchange Agreement by and between Main Street Capital Corporation and Main Street Mezzanine Management, LLC**
(k)(12)	Form of Confidentiality and Non-Compete Agreement by and between the Registrant and Vincent D. Foster**
(k)(13)	Form of Indemnification Agreement by and between the Registrant and each executive officer and director**
(l)	Opinion and Consent of Counsel**
(m)	Not Applicable
(n)(1)	Consent of Grant Thornton LLP**
(n)(2)	Report of Grant Thornton LLP regarding the senior security table contained herein**
(r)	Code of Ethics**

*	Filed herewith.

**	Previously filed.

Item 26.	Marketing Arrangements

The information contained under the heading “Underwriting” in this Registration Statement is incorporated herein by reference.

Item 27.	Other Expenses Of Issuance And Distribution

SEC registration fee	$2,303
Nasdaq Global Select Market listing fee	$5,000
NASD filing fee	$12,000
Accounting fees and expenses(1)	$810,000
Legal fees and expenses(1)	$700,000
Printing and engraving(1)	$150,000
Miscellaneous fees and expenses(1)	$320,697
Total	$2,000,000

(1)	These amounts are estimates.

All of the expenses set forth above shall be borne by the Registrant.

Item 28.	Persons Controlled By Or Under Common Control

Upon the consummation of the offering pursuant to this Registration Statement and the formation transactions described herein, the Registrant will own 100% of the following entities:

•	Main Street Mezzanine Fund, LP — a Delaware limited partnership

•	Main Street Mezzanine Management, LLC — a Delaware limited liability company

•	Main Street Capital Partners, LLC — a Delaware limited liability company.

Item 29.	Number Of Holders Of Securities

The following table sets forth the number of record holders of the Registrant’s capital stock at September 17, 2007.

Number of
Title of Class	Record Holders

Common stock, $0.01 par value	2

Item 30.	Indemnification

Maryland law permits a Maryland corporation to include in its articles of incorporation a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our articles of incorporation contain such a provision that eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

Our articles of incorporation require us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her service in any such capacity, except with respect to any matter as to which such person shall have been finally adjudicated in any proceeding not to have acted in good faith in the reasonable belief that their action was in our best interest or to be liable to us or our stockholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity, except with respect to any matter as to which such person shall have been finally adjudicated in any proceeding not to have acted in good faith in the reasonable belief that their action was in our best interest or to be liable to us or our stockholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office. Our bylaws also require that, to the maximum extent permitted by Maryland law, we may pay certain expenses incurred by any such indemnified person in advance of the final disposition of a proceeding upon receipt of an undertaking by or on behalf of such indemnified person to repay amounts we have so paid if it is ultimately determined that indemnification of such expenses is not authorized under our bylaws. We also anticipate executing separate indemnification agreements with our directors and officers subsequent to the consummation of the offering.

Maryland law requires a corporation (unless its articles of incorporation provide otherwise, which our articles of incorporation do not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

As of the date of the completion of this offering, the Registrant will have obtained primary and excess insurance policies insuring our directors and officers against some liabilities they may incur in their capacity as directors and officers. Under such policies, the insurer, on the Registrant’s behalf, may also pay amounts for which the Registrant has granted indemnification to the directors or officers.

The Registrant has agreed to indemnify the several underwriters against specific liabilities, including liabilities under the Securities Act of 1933.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.	Business And Other Connections Of Investment Adviser

Not Applicable

Item 32.	Location Of Accounts And Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the Registrant’s offices at 1300 Post Oak Boulevard, Suite 800, Houston, Texas 77056.

Item 33.	Management Services

Not Applicable

Item 34.	Undertakings

1.  We hereby undertake to suspend the offering of shares until the prospectus is amended if subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement.

2.  We hereby undertake that:

(a) for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on October 9, 2007.

MAIN STREET CAPITAL CORPORATION

By:	/s/ Vincent D. Foster
Vincent D. Foster
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Vincent D. Foster Vincent D. Foster	Chairman and Chief Executive Officer (principal executive officer)	October 9, 2007

/s/ Todd A. Reppert Todd A. Reppert	President, Chief Financial Officer and Director (principal financial officer)	October 9, 2007

/s/ Rodger A. Stout Rodger A. Stout	Chief Accounting Officer, Chief Compliance Officer and Secretary (principal accounting officer)	October 9, 2007

* Michael Appling Jr.	Director	October 9, 2007

* Joseph E. Canon	Director	October 9, 2007

* William D. Gutermuth	Director	October 9, 2007

* Arthur L. French	Director	October 9, 2007

*	Signed by Vincent D. Foster on behalf of those identified pursuant to his designation as attorney-in-fact signed by each on August 15, 2007.

EXHIBIT INDEX

Exhibit
Number	Description

(a)	Articles of Amendment and Restatement of the Registrant*
(b)	Amended and Restated Bylaws of the Registrant*
(c)	Not Applicable
(d)	Form of Common Stock Certificate**
(e)	Form of Dividend Reinvestment Plan**
(f)(1)	Debentures guaranteed by the SBA**
(g)(1)	Amended and Restated Advisory Agreement by and between Main Street Capital Partners, LLC and Main Street Mezzanine Fund, LP**
(g)(2)	Advisory Agreement by and between Main Street Capital Partners, LLC and Main Street Capital II, LP**
(h)	Form of Underwriting Agreement**
(i)(1)	Equity Incentive Plan**
(j)	Custodian Agreement**
(k)(1)	Form of Employment Agreement by and between the Registrant and Todd A. Reppert**
(k)(2)	Form of Employment Agreement by and between the Registrant and Rodger A. Stout**
(k)(3)	Form of Employment Agreement by and between the Registrant and Curtis L. Hartman**
(k)(4)	Form of Employment Agreement by and between the Registrant and Dwayne L. Hyzak**
(k)(5)	Form of Employment Agreement by and between the Registrant and David L. Magdol**
(k)(6)	Agreement and Plan of Merger by and between Main Street Capital Corporation and Main Street Mezzanine Fund, LP**
(k)(7)	Exchange Agreement by and between Main Street Capital Corporation and Main Street Capital Partners, LLC**
(k)(8)	Exchange Agreement by and between Main Street Capital Corporation and Main Street Mezzanine Management, LLC**
(k)(9)	Amendment to Agreement and Plan of Merger by and between Main Street Capital Corporation and Main Street Mezzanine Fund, LP**
(k)(10)	Amendment to Exchange Agreement by and between Main Street Capital Corporation and Main Street Capital Partners, LLC**
(k)(11)	Amendment to Exchange Agreement by and between Main Street Capital Corporation and Main Street Mezzanine Management, LLC**
(k)(12)	Form of Confidentiality and Non-Compete Agreement by and between the Registrant and Vincent D. Foster**
(k)(13)	Form of Indemnification Agreement by and between the Registrant and each executive officer and director**
(l)	Opinion and Consent of Counsel**
(m)	Not Applicable
(n)(1)	Consent of Grant Thornton LLP**
(n)(2)	Report of Grant Thornton LLP regarding the senior security table contained herein**
(r)	Code of Ethics**

*	Filed herewith.

**	Previously filed.